CUSIP No.: 500 507 108           Schedule 13D                 Page 1 of 12 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                               (Amendment No. 16)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13(d)-2(a)

                              KOOR INDUSTRIES LTD.
                                (Name of Issuer)

                   Ordinary Shares/American Depositary Shares
                         (Title of Class of Securities)

                                   500 507 108
                                 (CUSIP Number)

                               Guy P. Lander, Esq.
                       Davies Ward Phillips & Vineberg LLP
                 625 Madison Ave, 12th Floor, New York, NY 10022
                                 (212) 308-8866

                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                December 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 500 507 108           Schedule 13D                 Page 2 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Claridge Israel LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     BK, WC, AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,271,166
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,271,166
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,271,166
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 500 507 108           Schedule 13D                 Page 3 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The Charles Bronfman Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,271,166
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,271,166
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,271,166
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 500 507 108           Schedule 13D                 Page 4 of 12 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Esarbee Investments Limited
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, BK
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,271,167
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,271,167
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,271,167
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.: 500 507 108           Schedule 13D                 Page 5 of 12 Pages


The following constitutes Amendment No. 16 ("Amendment No. 16") to the Schedule 13D dated October 22, 1997. This Amendment No. 16 amends and restates the
Schedule 13D as specifically set forth.

Item 1. Security and Issuer.

      Unchanged from the initial Statement on Schedule 13D dated October 22,
1997.

Item 2. Identity and Background.

      (a) This Amendment No. 16 is being filed on behalf of Claridge Israel LLC, a Delaware limited liability company ("Claridge"), The Charles Bronfman Trust, a trust organized under the laws of the State of Delaware ("CBT"), and Esarbee Investments Limited, a Canadian corporation ("Esarbee", and together with Claridge and CBT, the "Reporting Persons"). Schedule I to this Statement contains the name, residence or business address, present principal occupation and citizenship of each of the Shareholders or Members, or the Trustees thereof, as applicable, Executive Officers, and Directors or Managers of the Reporting Persons (collectively, the "Schedule I Persons").

      (b) This Amendment No. 16 is being executed by Anfield Ltd. to report, and Claridge hereby acknowledges, that all shareholder voting arrangements between Anfield Ltd. and any of the Reporting Persons have been terminated, and that Anfield is no longer part of a filing group with the Reporting Persons (to the extent that "group" status previously has not been disclaimed).

      (c) Claridge has its principal office at c/o Davies Ward Phillips & Vineberg LLP, 625 Madison Avenue, 12th Floor, New York, New York 10022. CBT has its principal office at c/o Wilmington Trust Company, 1100 Market Street, Wilmington, Delaware 19890-0001. Esarbee has its principal office at c/o Claridge, Inc., 1170 Peel Street, 8th Floor, Montreal, Quebec H3B 4P2 Canada.

      (d) Claridge's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities. CBT's principal business and purpose consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities. Esarbee's principal business consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities.

      (e) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been convicted in a criminal proceeding.

      (f) During the past five years, none of the Reporting Persons nor, to the best of their knowledge, any of their Schedule I Persons have been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

CUSIP No.: 500 507 108           Schedule 13D                 Page 6 of 12 Pages


      For Esarbee the source of funds for the 2,271,167 Ordinary Shares is a loan from Claridge, as seller of the Ordinary Shares, for $47,189,929.50. The balance of the consideration for the Ordinary Shares is the assumption of Claridge's obligation to pay $40,250,000 in principal (one half of the principal balance) under Claridge's loan agreement with Bank Hapoalim B.M. (the "Bank"). Accordingly, no funds were expended by Esarbee for the latter portion of the consideration for the Ordinary Shares.

Item 4. Purpose of Transaction.

      The securities reported are being held by the Reporting Persons for investment purposes. The purpose of the Reporting Persons for the reported transactions is to make a substantial, but not controlling, equity investment in the Issuer and to work with the Issuer's management to enhance the value of the Issuer. Except as set forth in this Amendment No. 16 and in the attached Exhibits, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons will, from time to time, review or reconsider its position with respect to the Issuer and may formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer.

      (a) Claridge may be deemed to beneficially own 2,271,166 Ordinary Shares. With respect to Claridge, this represents 14.42% of the Ordinary Shares of the Issuer (based on 15,673,377 Ordinary Shares represented to be outstanding December 31, 2003, less Ordinary Shares held by the Company and a subsidiary (which do not have voting rights).

            CBT may also be deemed to beneficially own 2,271,166 Ordinary Shares, because it holds 99% of the issued and outstanding ownership interests of Claridge. With respect to CBT, this represents 14.42% of the Ordinary Shares of the Issuer (based on 15,673,377 Ordinary Shares represented to be outstanding December 31, 2003, less Ordinary Shares held by the Company and a subsidiary (which do not have voting rights).

            Esarbee may be deemed to beneficially own 2,271,167 Ordinary Shares. With respect to Esarbee, this represents 14.42% of the Ordinary Shares of the Issuer (based on 15,673,377 Ordinary Shares represented to be outstanding December 31, 2003, less Ordinary Shares held by the Company (which do not have voting rights).

            Esarbee acquired 2,271,167 Ordinary Shares from Claridge in a private transaction pursuant to a Memorandum of Agreement dated December 30, 2003 at 11:30 p.m. EST (the "Agreement") for an aggregate purchase price of $87,439,929.50 ("Purchase Price"). The Purchase Price is payable (a) to the extent of $40,250,000 by way of assignment and assumption of Claridge's obligation to pay on the maturity date the principal amount of Claridge's loan obligations to the Bank pursuant to a loan agreement between Claridge and the Bank, dated October 17, 1997, as amended and assigned and assumed, and an ancillary deed of pledge and cash collateral account agreement and the joint and several assumption of other obligations with Claridge to the Bank, and (b) to the extent of $47,189,929.50 by promissory note in the amount of $47,189,929.50.

CUSIP No.: 500 507 108           Schedule 13D                 Page 7 of 12 Pages


      (b) Each of the Reporting Persons has the sole voting and dispositive rights with respect to the Ordinary Shares which it has already acquired, except for The Charles Bronfman Trust, which has indirect beneficial ownership of its Ordinary Shares by virtue of its interest in Claridge Israel LLC.

      (c) Except as set forth in this Amendment No. 16, during the last sixty days there have been no transactions in the Ordinary Shares effected by the Reporting Persons, nor, to the best of their knowledge, any of their Schedule I Persons.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

      1. Memorandum of Agreement dated December 30, 2003, by and between Claridge and Esarbee.

CUSIP No.: 500 507 108           Schedule 13D                 Page 8 of 12 Pages


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information contained in this statement is true, complete and correct.

Dated: January 7, 2004.


CLARIDGE ISRAEL LLC                             ESARBEE INVESTMENTS LIMITED

By: /s/ Andrew Parsons                          By: /s/ Andrew Parsons
    -----------------------------                   ----------------------------
    Name:  Andrew Parsons                           Name:  Andrew Parsons
    Title: Vice President                           Title: Vice President


THE CHARLES BRONFMAN TRUST

By: /s/ Jay Rubinstein
    -----------------------------
    Name:  Jay Rubinstein
    Title: Trustee


ANFIELD LTD. (solely for the purpose set forth in the last sentence of Item 2(a) hereof)

By: /s/ Alan Sacks
    -----------------------------
     Name:  Alan Sacks
     Title: Director

CUSIP No.: 500 507 108           Schedule 13D                 Page 9 of 12 Pages


                                   SCHEDULE I
                                 TO SCHEDULE 13D

                           Information with Respect to
                  Shareholders or Members, or Trustees thereof,
      Executive Officers, and Directors or Members of the Reporting Person

      The following sets forth as to each of the members, executive officers and managers of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Claridge, Inc., the business address of which is 1170 Peel Street, Montreal, Canada H3B 4P2, and each such individual identified below is a citizen of Canada. To the knowledge of the Reporting Person and the Members, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                               CLARIDGE ISRAEL LLC

Name and Position                   Present                            Present Principal
with the Reporting Person           Business Address                   Occupation                Citizenship
-------------------------           ----------------                   ----------                -----------
Members of the Reporting Person:

The Charles Bronfman                c/o Davies Ward                    Investment Holdings       United States
Trust                               Philips & Vineberg LLP
                                    625 Madison Avenue,
                                    12th Floor,
                                    New York, NY 10022

Andell Holdings, LLC                10877 Wilshire Boulevard           Investment Holdings       United States
                                    Suite 2200
                                    Los Angeles, CA 90024

Trustees of The Charles Bronfman Trust:

Wilmington Trust                    1100 Market Street                 Trust Services            United States
Company                             Wilmington, DE 19890-0001

Jay H. Rubinstein                   Withers Bergman LLP                Principal, Withers        United States
                                    157 Church Street                  Bergman LLP
                                    New Haven, CT 06510

CUSIP No.: 500 507 108           Schedule 13D                Page 10 of 12 Pages


Executive Officers of the Reporting Person:

Charles R. Bronfman,                375 Park Avenue, 6th Floor,        Philanthropist            Canadian
Chairman                            New York, New York 10152

Bruce I. Judelson,                  Withers Bergman LLP                Principal, Withers        United States
President                           157 Church Street                  Bergman LLP
                                    New Haven, CT 06510

Andrew J. Parsons,                  1170 Peel Street                   Senior Vice               Canadian
Vice President                      8th Floor                          President &
                                    Montreal, Quebec                   CFO, Claridge, Inc.
                                    Canada H3B 4P2

Richard P. Doyle,                   1170 Peel Street                   Senior Vice               Canadian
Vice President                      8th Floor                          President
                                    Montreal, Quebec                   Claridge, Inc.
                                    Canada H3B 4P2

Michael D. Vineberg,                c/o Davies Ward                    Attorney                  Canadian
Secretary                           Philips & Vineberg LLP
                                    1501 McGill College
                                    Avenue, Montreal,
                                    Quebec, Canada H3A 3N9

Robert M. Jamieson,                 1170 Peel Street                   Controller                Canadian
Controller                          8th Floor                          Claridge, Inc.
                                    Montreal, Quebec
                                    Canada H3B 4P2

Board of Managers of the Reporting Person:

Charles R. Bronfman
Bruce I. Judelson                   Withers Bergman LLP                Principal, Withers        United States
President                           157 Church Street                  Bergman LLP
                                    New Haven, CT 06510

Guy P. Lander                       c/o Davies Ward                    Partner,                  United States
                                    Philips & Vineberg LLP             Davies Ward
                                    625 Madison Avenue,                Philips & Vineberg LLP
                                    12th Floor, New York,
                                    New York 10022

CUSIP No.: 500 507 108           Schedule 13D                Page 11 of 12 Pages


                           THE CHARLES BRONFMAN TRUST

Trustees of The Charles Bronfman Trust:

Wilmington Trust Company
Jay H. Rubinstein

                           ESARBEE INVESTMENTS LIMITED

Name and Position                   Present                            Present Principal
with the Reporting Person           Business Address                   Occupation                 Citizenship
Shareholders of the Reporting Person:

The Charles Rosner                  1170 Peel Street                   Investment Holdings       Canadian
Bronfman Family Trust               8th Floor
                                    Montreal, Quebec
                                    Canada H3B 4P2

Trustees of The Charles Rosner Bronfman Family Trust:

Stephen R Bronfman                  1170 Peel Street                   Private Investor          Canadian
                                    8th Floor
                                    Montreal, Quebec
                                    Canada H3B 4P2

Robert S. Vineberg                  c/o Davies Ward                    Attorney                  Canadian
                                    Philips & Vineberg LLP
                                    1501 McGill College Avenue
                                    Montreal, Quebec,
                                    Canada H3A 3N9

Ellen Bronfman                      18A Danvers Street                 Private Investor          Canadian
Hauptman                            London 5W3 5AN
                                    England

Arnold M. Ludwick,                  1170 Peel Street                   Retired Executive         Canadian
                                    8th Floor
                                    Montreal, Quebec
                                    Canada H3B 4P2

CUSIP No.: 500 507 108           Schedule 13D                Page 12 of 12 Pages


Executive Officers of the Reporting Person:

Stephen R. Bronfman,                1170 Peel Street
Chairman                            8th Floor
                                    Montreal, Quebec
                                    Canada H3B 4P2

Rob Fetherstonhaugh,                1170 Peel Street                   President,                Canadian
President                           8th Floor                          Claridge, Inc.
                                    Montreal, Quebec
                                    Canada H3B 4P2

Andrew J. Parsons, Vice President, Finance
Richard P. Doyle, Vice President, Corporate Planning
Robert Jamieson, Controller
Michael Vineberg, Secretary

Directors of the Reporting Person:

Stephen R. Bronfman
Andrew J. Parsons
Richard P. Doyle
Rob Fetherstonhaugh